Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900

Fax :+91 40 4900 2999

Email: mail@drreddys.com

www.drreddys.com

April 2, 2016

BSE Limited

National Stock Exchange of India Limited

Dear Sir/Madam,

Ref.:	Scrip Code: 500124 (BSE), DRREDDY (NSE)
Sub.:	Results of Postal Ballot pursuant to Regulation 44(3) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015- Voting result.

This is in reference to our letter dated March 1, 2016 wherein we have enclosed the postal ballot notice along with the statement annexed thereto. The postal ballot was conducted for seeking approval of Members of the Company for buyback of equity shares by the Company.

In accordance with Regulation 44(3) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we would like to inform you that the Special Resolution for buyback of equity shares by the Company, has been approved by the Members of the Company with requisite majority. The approval is deemed to have been received on the last date for receipt of duly completed postal ballot forms and e-voting i.e April 1, 2016.

The summarized voting result of the postal ballot process (through e-voting and postal ballot), in the prescribed format, along with a copy of the Scrutinizer’s Report are enclosed herewith.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar Company Secretary

Encl: a/a

CC:	New York Stock Exchange (For information)-Stock code: RDY

National Securities Depositary Limited (NSDL)

DETAILS OF VOTING RESULTS

AS PER REGULATION 44(3) OF THE SEBI (LISTING OBLIGATIONS AND DISCLOSURE REQUIREMENTS) REGULATIONS, 2015

Date of ~~AGM/EGM~~/Declaration of Voting Result of Postal Ballot	April 2, 2016
~~Record Date/~~Cut Off date	February 19, 2016
Total Number of Shareholders as on ~~Record Date/~~Cut off date	108,967
Number of Shareholders who casted their votes 1. Promoters and Promoter Group 2. Public	11 1,641

Resolution required	~~Ordinary~~/Special
Summary of Resolution	Approval for Buyback of its equity shares by Dr. Reddy’s Laboratories Limited
Whether Promoter/Promoter group are interested in the agenda/resolution?	No

		No. of shares held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes-in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled
Category	Mode of Voting	(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)]*100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	43,649,762	43,649,762	100.00	43,649,762	0	100.00	0.00
	Poll	NA	NA	NA	NA	NA	NA	NA
	Postal Ballot	43,649,762	0	0	0	0	0	0
	Total	43,649,762	43,649,762	100.00	43,649,762	0	100.00	0.00
Public — Institutional holders	E-Voting	111,676,705	59,610,757	53.38	59,587,232	23,525	99.96	0.04
	Poll	NA	NA	NA	NA	NA	NA	NA
	Postal Ballot	111,676,705	15,985,502	14.31	15,963,029	22,473	99.86	0.14
	Total	111,676,705	75,596,259	67.69	75,550,261	45,998	99.94	0.06
Public-Others	E-Voting	15,281,186	118,822	0.78	115,333	3,489	97.06	2.94
	Poll	NA	NA	NA	NA	NA	NA	NA
	Postal Ballot	15,281,186	82,693	0.54	71,329	11,364	86.26	13.74
	Total	15,281,186	201,515	1.32	186,662	14,853	92.63	7.37

Total		170,607,653	119,447,536	70.01	119,386,685	60,851	99.95	0.05

The number of votes polled in favor of the Special Resolution are 119,386,685 (99.95 % of the total valid votes). Thus, the Special Resolution has been approved by shareholders with requisite majority.

April 2, 2016

The Chairman

Board of Directors

Dr. Reddy’s Laboratories Limited

8-2-337, Road No. 3

Banjara Hills, Hyderabad-500034

Telangana

Dear Sir,

Sub: Postal ballot – Scrutinizer’s Report

Pursuant to the resolution passed by the Board of Directors of Dr. Reddy’s Laboratories Limited (Company) on February 17, 2016, I was appointed as “Scrutinizer” to receive, process and scrutinize the postal ballot process in a fair and transparent manner pursuant to Section 110 of the Companies Act, 2013 (Act) read with the Companies (Management and Administration) Rules, 2014 and in accordance with the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirement) Regulations, 2015 in respect of special resolution for Buyback of equity shares of the Company through Postal Ballot.

I HEREBY SUBMIT MY REPORT AS UNDER:

Date of Declaration of result	April 2, 2016
Total no. of shareholders on record date February 19, 2016	108,967 (One lakh eight thousand nine hundred and sixty seven)

SEBI Polling Reports:

Special resolution for Buyback of equity shares of the Company

	No. of shares held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes- against	% of Votes in favour on votes polled	% of Votes against on votes polled
Promoter / Public	(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)]*100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	43,649,762	43,649,762	100.00	43,649,762	0	100.00	0.00
Public – Institutional holders	111,676,705	75,596,259	67.69	75,550,261	45,998	99.94	0.06
Public-Others	15,281,186	201,515	1.32	186,662	14,853	92.63	7.37

Total	170,607,653	119,447,536	70.01	119,386,685	60,851	99.95	0.05

Continuation Sheet

I submit my report as under:

1.	The Company has on March 2, 2016 completed the dispatch/sending of emails of Notice of Postal Ballot dated February 17, 2016, Postal Ballot Form along with postage prepaid business reply envelope to its members whose names appeared on the Register of Members / List of Beneficiaries as received from the National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) as on February 19, 2016 “cutoff date”.

2.	The E-voting commenced on Thursday, March 3, 2016 (9.00 AM IST) and ended on Friday, April 1, 2016 (6.00 PM IST) for physical ballot as well as e-voting.

3.	The e-voting facility was provided by National Securities Depository Limited (NSDL) and necessary technical support was provided by Bigshare Services Private Limited, Hyderabad, the Registrar and Share Transfer Agent of the Company, for processing Postal Ballot Forms.

4.	Particulars of the Postal Ballot Forms received including the votes casted through e-voting from/by the members have been entered in a Register separately maintained for the purpose.

5.	The Postal Ballot Forms were kept under my safe custody in sealed and tamper-proof ballot boxes before commencing the scrutiny of such Postal Ballot Forms.

6.	At 6.30 PM on April 1, 2016, I have downloaded the e-Voting Report from the National Securities Depository Limited (NSDL) website viz., www.evoting.nsdl.com.

7.	The Ballot Boxes were opened at 6:15 PM on April 1, 2016 in my presence.

8.	The Postal Ballot Forms were duly opened in my presence and scrutinized. The Ballot papers received were reconciled with the records maintained by the Company/RTA and authorizations/power of attorney etc. The shareholding was also scrutinized for the purpose of eliminating duplicate voting, i.e. on e-voting as well as by physical voting.

9.	All ballot forms received/votes cast up to 6.00 PM on April 1, 2016 being the last date and time fixed by the Company for receipt of the forms/e-voting were considered for scrutiny.

10.	No envelope containing the Postal Ballot Forms/E-votes were received after 6.00 PM on April 1, 2016.

11.	Envelopes containing the Postal Ballot Forms returned undelivered were not opened and they were kept separately.

12.	I did not find any defaced or mutilated ballot papers / forms.

13.	Invalid ballots were marked and segregated.

14.	Summary of the Postal Ballot Forms/Electronic Votes received are as follows:

Continuation Sheet

Special Resolution for Buyback of equity shares of the Company

Assent/Dissent	Number of ballots received	Number of votes cast by them	% of total number of valid votes cast	Remarks
(i)Voted in favour of the Resolution				Passed with requisite Majority.
Physical Voting	266	16,034,358	13.42
E-voting	1,290	103,352,327	86.53
Total (A)	1,556	119,386,685	99.95
(ii) Voted against the Resolution
Physical Voting	27	33,837	0.03
E-voting	69	27,014	0.02
Total (B)	96	60,851	0.05
Grand Total (A)+(B)	1,652	119,447,536	—
(iii) Invalid vote	24	12,835	—

Results:

As the number of votes casted in favor of the resolution i.e. 99.95% is more than 3 (three) times the number of votes casted against i.e. 0.05%, I report that, Special resolution for approval of Buyback of equity shares by the Company under Section 110 of Companies Act, 2013 read with Companies (Management and Administration) Rules, 2014 as set out in the Notice of Postal Ballot has been passed by the Members of Dr. Reddy’s Laboratories Limited with requisite majority.

15.	The Postal Ballot Forms and other related papers/registers and records were handed over to the Company Secretary for the safe custody.

16.	You may accordingly declare the result of the Postal Ballot exercise.

Thanking you,

For R & A Associates
/s/ G. Raghu Babu (G. Raghu Babu) Partner FCS No. 4448, CP No. 2820
Place: Hyderabad
Date: April 2, 2016